PRELIMINARY TERMS SUPPLEMENT NO. 24 dated March 25, 2010 (Subject to Completion)	Filed pursuant to Rule 433 Registration Statement No. 333-164694
To Product Supplement No. 6 dated February 23, 2010 and
Prospectus Supplement and Prospectus dated February 4, 2010
Relating to the Eksportfinans ASA U.S. Medium-Term Note Program

Units
Accelerated Return Notes®
Linked to the Financials Select Sector Index
Due June , 2011
$10 principal amount per unit

Expected Pricing Date*	April , 2010
Settlement Date*	May , 2010
Maturity Date*	June , 2011
CUSIP No.	

Eksportfinans ASA

Accelerated Return Notes®

STRUCTURED INVESTMENTS
PRINCIPAL PROTECTION
ENHANCED INCOME
MARKET PARTICIPATION
ENHANCED PARTICIPATION

- 3-to-1 upside exposure, subject to a cap of 15.00% to 19.00%
- 1-to-1 downside exposure, with no downside limit
- A maturity of approximately 14 months
- Payment of the Redemption Amount at maturity is subject to the credit risk of Eksportfinans
- Linked to the Financials Select Sector Index
- No periodic interest payments
- No listing on any securities exchange

The Notes will have the terms specified in this terms supplement as supplemented by the accompanying product supplement no. 6 and the prospectus supplement and prospectus (together, the Note Prospectus). Investing in the Notes involves a number of risks. There are important differences between the Notes and a conventional debt security, including different investment risks. See “Risk Factors” and “Additional Risk Factors” beginning on page TS-5 of this preliminary terms supplement, and “Risk Factors” beginning on page PS-4 of product supplement no. 6, and beginning on page S-4 of the prospectus supplement. The Notes:

Are Not FDIC Insured	Are Not Bank Guaranteed	May Lose Value

In connection with this offering, each of MLPF&S and its broker-dealer affiliate First Republic Securities Company, LLC is acting in its capacity as a principal.

None of the Securities and Exchange Commission, any state securities commission, or any other regulatory body has approved or disapproved of these securities or determined if this Note Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Unit	Total
Public Offering Price:(1)	$10.00	$
Underwriting Discount:(1)(2)	$ 0.20	$
Proceeds to Eksportfinans ASA Before Expenses:	$ 9.80	$

(1) The public offering price and underwriting discount for any purchase of 500,000 units or more in a single transaction by an individual investor will be $9.95 and $0.15 per unit, respectively.
(2) For additional information, see “Supplemental Plan of Distribution” in product supplement no. 6.

* Depending on the date the Notes are priced for initial sale to the public, which may be in April or May 2010, the settlement date may occur in April or May 2010, and the maturity date may occur in June or July 2011. Any reference in this terms supplement to the month in which the pricing date, settlement date or maturity date will occur is subject to change as specified above.

Merrill Lynch & Co.

April   , 2010

Summary

The Accelerated Return Notes® Linked to the Financials Select Sector Index due June   , 2011 (the Notes) are senior unsecured debt securities of Eksportfinans ASA (Eksportfinans). The Notes are not guaranteed or insured by the Federal Deposit Insurance Corporation (FDIC) or secured by collateral, and they are not guaranteed under the FDIC’s Temporary Liquidity Guarantee Program. The Notes will rank equally with all of our other unsecured and unsubordinated debt, and any payments due on the Notes, including any repayment of principal, will be subject to the credit risk of Eksportfinans. The Notes provide a leveraged return for investors, subject to a cap, if the level of the Financials Select Sector Index (the Index) increases moderately from the Starting Value of the Index, as determined on the Pricing Date, to the Ending Value of the Index, as determined during the Calculation Period. Investors must be willing to forgo interest payments on the Notes and to accept a return that is capped or a repayment that is less, and potentially significantly less, than the Original Offering Price of the Notes.

Capitalized terms used but not defined in this terms supplement have the meanings set forth in product supplement no. 6. References in this terms supplement to “Eksportfinans”, “we”, “us” and “our” are to Eksportfinans ASA, and references to “MLPF&S” are to Merrill Lynch, Pierce, Fenner & Smith Incorporated.

Terms of the Notes

Issuer:	Eksportfinans ASA
Original Offering Price:	$10 per unit
Term:	Approximately 14 months
Market Measure:	The Financials Select Sector Index (Index Symbol IXM)
Starting Value:

The closing level of the Index on the Pricing Date. The Starting Value will be determined on the Pricing Date and will be set forth in the final terms supplement made available in connection with sales of the Notes.

Ending Value:

The average of the closing levels of the Index on the five Calculation Days occurring during the Calculation Period, as more fully described in product supplement no. 6. If it is determined that a scheduled Calculation Day is not a Market Measure Business Day, or if a Market Disruption Event occurs on a scheduled Calculation Day, the Ending Value will be determined as more fully described in product supplement no. 6.

Capped Value:

$11.50 to $11.90 per unit of the Notes, which represents a return of 15.00% to 19.00% over the $10 Original Offering Price. The actual Capped Value of the Notes will be determined on the Pricing Date and will be set forth in the final terms supplement made available in connection with sales of the Notes.

Calculation Period:

Five scheduled Calculation Days shortly before the maturity date, determined as of the Pricing Date and set forth in the final terms supplement that will be made available in connection with sales of the Notes.

Calculation Agent:	Merrill Lynch, Pierce, Fenner & Smith Incorporated (MLPF&S).

Determining the Redemption Amount for the Notes

Hypothetical Payout Profile

This graph reflects the hypothetical returns on the Notes, assuming a Capped Value of $11.70 (a 17.00% return), the midpoint of the Capped Value range of $11.50 to $11.90. The green line reflects the hypothetical returns on the Notes, while the dotted gray line reflects the hypothetical returns of a direct investment in the stocks included in the Index, excluding dividends.

This graph has been prepared for purposes of illustration only. Your actual return will depend on the actual Starting Value, Ending Value, Capped Value and the term of your investment.

Hypothetical Payments at Maturity

Examples

Set forth below are three examples of payment at maturity calculations (rounded to two decimal places), assuming a hypothetical Starting Value of 154.87, the closing level of the Index on March 12, 2010, and an assumed Capped Value of $11.70, the midpoint of the range of $11.50 and $11.90.

Example 1—The hypothetical Ending Value is equal to 80% of the hypothetical Starting Value:

Hypothetical Starting Value: 154.87
Hypothetical Ending Value:  123.90

Payment at maturity (per unit) = $8.00

Example 2—The hypothetical Ending Value is equal to 102% of the hypothetical Starting Value:

Hypothetical Starting Value: 154.87
Hypothetical Ending Value:  157.97

Payment at maturity (per unit) = $10.60

Example 3—The hypothetical Ending Value is equal to 150% of the hypothetical Starting Value:

Hypothetical Starting Value: 154.87
Hypothetical Ending Value:  232.31

Payment at maturity (per unit) = $11.70      (Payment at maturity (per unit) cannot be greater than the Capped Value)

The following table illustrates, for a hypothetical Starting Value of 154.87 (the closing level of the Index on March 12, 2010) and a range of hypothetical Ending Values of the Index:

  the percentage change from the hypothetical Starting Value to the hypothetical Ending Value;
  the hypothetical Redemption Amount per unit (rounded to two decimal places);
  the total rate of return to holders of the Notes;
  the pretax annualized rate of return to holders of the Notes; and
  the pretax annualized rate of return of a hypothetical investment in the stocks included in the Index, which includes an assumed aggregate dividend yield of 1.09% per annum.

The table below assumes a Capped Value of $11.70, the midpoint of the Capped Value range of $11.50 and $11.90.

Hypothetical Ending Value	Percentage change from the hypothetical Starting Value to the hypothetical Ending Value	Hypothetical Redemption Amount per unit	Total rate of return on the Notes	Pretax annualized rate of return on the Notes (1)	Pretax annualized rate of return of the stocks included in the Index (1)(2)

77.44	-50.00%	5.00	-50.00%	-51.30%	-50.21%
92.92	-40.00%	6.00	-40.00%	-39.24%	-38.15%
108.41	-30.00%	7.00	-30.00%	-28.29%	-27.20%
123.90	-20.00%	8.00	-20.00%	-18.20%	-17.11%
139.38	-10.00%	9.00	-10.00%	-8.81%	-7.72%
142.48	-8.00%	9.20	-8.00%	-7.00%	-5.91%
145.58	-6.00%	9.40	-6.00%	-5.22%	-4.13%
148.68	-4.00%	9.60	-4.00%	-3.46%	-2.37%
151.77	-2.00%	9.80	-2.00%	-1.72%	-0.63%
154.87(3)	0.00%	10.00	0.00%	0.00%	1.09%
157.97	2.00%	10.60	6.00%	5.05%	2.79%
161.06	4.00%	11.20	12.00%	9.93%	4.47%
164.16	6.00%	11.70(4)	17.00%	13.89%	6.14%
167.26	8.00%	11.70	17.00%	13.89%	7.78%
170.36	10.00%	11.70	17.00%	13.89%	9.41%
185.84	20.00%	11.70	17.00%	13.89%	17.30%
201.33	30.00%	11.70	17.00%	13.89%	24.83%
216.82	40.00%	11.70	17.00%	13.89%	32.03%
232.31	50.00%	11.70	17.00%	13.89%	38.95%

(1)	The annualized rates of return specified in this column are calculated on a semiannual bond equivalent basis and assume an investment term from March 19, 2010 to May 20, 2011, a term expected to be similar to that of the Notes.

(2)	This rate of return assumes:

(a) a percentage change in the aggregate price of the stocks included in the Index that equals the percentage change in the level of the Index from the hypothetical Starting Value to the relevant hypothetical Ending Value;

(b) a constant dividend yield of 1.09% per annum, and that the dividends are not reinvested; and

(c) no transaction fees or expenses.

(3)	This is the hypothetical Starting Value, the closing level of the Index on March 12, 2010. The actual Starting Value will be determined on the Pricing Date and will be set forth in the final terms supplement made available in connection with sales of the Notes.

(4)	The Redemption Amount per unit of the Notes cannot exceed the assumed Capped Value of $11.70 (the midpoint of the range of $11.50 and $11.90). The actual Capped Value will be determined on the Pricing Date and will be set forth in the final terms supplement made available in connection with sales of the Notes.

The above figures are for purposes of illustration only. The actual amount you receive and the resulting total and pretax annualized rates of return will depend on the actual Starting Value, Ending Value, Capped Value and the term of your investment.

Risk Factors

There are important differences between the Notes and a conventional debt security. An investment in the Notes involves significant risks, including those listed below. You should carefully review the more detailed explanation of risks relating to the Notes in the “Risk Factors” section included in the product supplement no. 6 and the “Risk Factors – Risks related to index linked notes or notes linked to certain assets” section in the prospectus supplement identified below under “Additional Terms of the Notes”. We also urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the Notes.

  Your investment may result in a loss, which could be substantial.

  Your yield on the Notes, which could be negative, may be lower than the yield on other debt securities of comparable maturity.

  Your return, if any, is limited and may not reflect the return on a direct investment in the components included in the Index.

  You must rely on your own evaluation of the merits of an investment linked to the Index.

  Exchange rate movements may impact the value of the Notes.

  In seeking to provide investors with what we believe to be commercially reasonable terms for the Notes while providing MLPF&S or any other selling agent with compensation for its services, we have considered the costs of developing, hedging and distributing the Notes. If a trading market develops for the Notes (and such a market may not develop), these costs are expected to affect the market price you may receive or be quoted for your Notes on a date prior to the stated maturity date.

  You will not have the right to receive cash dividends or exercise ownership rights with respect to the component stocks included in the Index.

  Your return may be affected by factors affecting international securities markets.

  Many factors affect the trading value of the Notes; these factors interrelate in complex ways and the effect of any one factor may offset or magnify the effect of another factor.

  Purchases and sales by MLPF&S and its affiliates may affect your return on the Notes.

  MLPF&S or its affiliates may do business with underlying companies.

  Hedging transactions may affect the return of the Notes.

  Tax consequences are uncertain (see “Certain U.S. Federal Income Taxation Considerations” below and “Taxation in the United States” in the product supplement no. 6).

In addition to the risk factors, it is important to bear in mind that the Notes are senior debt securities of Eksportfinans and are not guaranteed or insured by the FDIC or secured by collateral. The Notes will rank equally with all of our other unsecured and unsubordinated debt, and any payments due on the Notes, including any repayment of principal, will be subject to the credit risk of Eksportfinans.

Additional Risk Factors

MLPF&S, acting as the Index Compilation Agent, determines the composition of the Select Sector Indices after consultation with Standard & Poor’s Financial Services LLC (“S&P”).

The stocks included in each Select Sector Index, including the Index, are selected by MLPF&S (the Index Compilation Agent). The Index Compilation Agent, after consultation with S&P, assigns a company’s stock to a particular Select Sector Index on the basis of the company’s sales and earnings composition and the sensitivity of the company’s stock price and business results to the common factors that affect other companies in each Select Sector Index. S&P has sole control over the removal of stocks from the S&P 500® Index and the selection of replacement stocks to be added to the S&P 500® Index. However, S&P plays only a consulting role in the Select Sector Index assignment of the S&P 500® Index component stocks, which is the sole responsibility of the Index Compilation Agent. The Index Compilation Agent will compile the Select Sector Indices without regard to the Notes. The Index Compilation Agent has no obligation to take the interests of the holders of the Notes into consideration in compiling the Select Sector Indices, including when compiling the Index.

S&P may cause an adjustment to the S&P 500® Index in a way that affects its level, and has no obligation to consider your interests.

S&P is responsible for calculating and maintaining the S&P 500® Index, from which the stocks included in the Index are selected. S&P can add, delete, or substitute the stocks included in the S&P 500® Index or make other methodological changes that could change the level of S&P 500® Index and therefore the composition and level of the Index. Changing the companies included in the Index may affect the level of the Index, as a newly added company may perform significantly better or worse than the company or companies it replaces. Additionally, S&P may alter, discontinue or suspend calculation or dissemination of the S&P 500® Index, any of which could adversely affect the value of the Notes. S&P has no obligation to consider your interests in calculating or revising the S&P 500® Index.

NYSE Euronext may discontinue the calculation or dissemination of the Index or adjust the methodology for calculating the Index in away that affects its level, and NYSE Euronext has no obligation to consider your interests.

NYSE Euronext is responsible for calculating and disseminating the Index. NYSE Euronext may make methodological changes that could change the level of the Index. Additionally, NYSE Euronext may discontinue or suspend calculation or dissemination of the Index, which could adversely affect the value of the Notes. NYSE Euronext has no obligation to consider your interests in taking any of the foregoing actions.

The stocks included in the Index are concentrated in one sector.

All of the stocks included in the Index are issued by companies in the financial services sector. As a result, the stocks that will determine the performance of the Notes are concentrated in one sector. Although an investment in the Notes will not give holders any ownership or other direct interests in the stocks underlying the Index, the return on an investment in the Notes will be subject to certain risks associated with a direct equity investment in companies in the financial services sector. Accordingly, by investing in the Notes, you will not benefit from the diversification which could result from an investment linked to companies that operate in multiple sectors.

The current financial crisis has adversely impacted the stock prices of many companies in the financial services sector, and may continue to do so during the term of the Notes.

The ongoing financial crisis in the United States has resulted, and may continue to result, in significant losses among companies that operate in the financial services sector. These recent events in the financial sector and deterioration in the credit markets generally have also resulted, and may continue to result, in a high degree of volatility in the stock prices of financial institutions, and substantial fluctuations in the profitability and ongoing viability of these companies. Further, companies in the financial services sector have been subject to unprecedented government actions and regulation, which may limit the scope of their operations and, in turn, result in a decrease in value of these companies. Any of these factors may have an adverse impact on the performance of the Index. As a result, the level of the Index may be adversely affected by economic, political, or regulatory events affecting the financial services sector or one of the sub-sectors of the financial services sector. This in turn could adversely impact the market value of the Notes and decrease the payment at maturity.

In addition to these risk factors, it is important to bear in mind that the Notes are senior debt securities of Eksportfinans and are not guaranteed or insured by the FDIC or secured by collateral. The Notes will rank equally with all of Eksportfinans unsecured and unsubordinated debt, and any payments due on the Notes, including any repayment of principal, will be subject to the credit risk of Eksportfinans.

Investor Considerations

You may wish to consider an investment in the Notes if:

  You anticipate that the Index will appreciate moderately from the Starting Value to the Ending Value.

  You accept that your investment may result in a loss, which could be significant, if the level of the Index decreases from the Starting Value to the Ending Value.

  You accept that the return on the Notes will not exceed the return represented by the Capped Value.

  You are willing to forgo interest payments on the Notes, such as fixed or floating rate interest paid on traditional interest bearing debt securities.

  You want exposure to the Index with no expectation of dividends or other benefits of owning the underlying securities.

  You accept that a trading market is not expected to develop for the Notes. You understand that secondary market prices for the Notes, if any, will be affected by various factors, including our actual and perceived creditworthiness.

  You are willing to make an investment, the payments on which depend in part on our creditworthiness, as the issuer of the Notes.

The Notes may not be appropriate investments for you if:

  You anticipate that the Index will depreciate from the Starting Value to the Ending Value or that the Index will not appreciate sufficiently over the term of the Notes to provide you with your desired return.

  You are seeking principal protection or preservation of capital.

  You seek a return on your investment that will not be capped at a percentage that will be between 15% and 19% over the Original Offering Price.

  You seek interest payments or other current income on your investment.

  You want to receive dividends or other distributions paid on the stocks included in the Index.

  You want assurances that there will be a liquid market if and when you want to sell the Notes prior to maturity.

  You are not willing or are unable to assume the credit risk associated with us, as the issuer of the Notes.

Other Provisions

We may deliver the Notes against payment therefor in New York, New York on a date that is in excess of three business days following the Pricing Date. Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, if the initial settlement on the Notes occurs more than three business days from the Pricing Date, purchasers who wish to trade Notes more than three business days prior to the original issue date will be required to specify alternative settlement arrangements to prevent a failed settlement. In the original offering, the Notes will be sold in minimum investment amounts of 100 units.

MLPF&S is acting as principal and an underwriter and/or selling agent for this offering and will receive underwriting compensation from Eksportfinans. MLPF&S may offer the Notes to dealers and/or selling agents, including affiliates that are dealers (such as First Republic Securities Company, LLC), at that price less a concession not in excess of the underwriting discount set forth on the cover of this terms supplement. If you place an order to purchase the Notes, you are consenting to each of MLPF&S and/or its broker-dealer affiliate First Republic Securities Company, LLC acting as a principal in effecting the transaction for your account.

MLPF&S and First Republic Securities Company, LLC may use the Note Prospectus for offers and sales in secondary market transactions and market-making transactions in the Notes but are not obligated to engage in such secondary market transactions and/or market-making transactions. The distribution of the Note Prospectus in connection with such offers or sales will be solely for the purpose of providing investors with the description of the terms of the Notes that was made available to investors in connection with the initial offering of the Notes. Secondary market investors should not, and will not be authorized to, rely on the Note Prospectus for information regarding the issuer or for any purpose other than that described in the immediately preceding sentence. Each of MLPF&S and First Republic Securities Company, LLC may act as principal or agent, as the case may be, in these transactions, and any such sales will be made at prices related to prevailing market prices.

The Index

All disclosures contained in this term sheet regarding the Index, the Select Sector Indices, and the S&P 500® Index, including, without limitation, their make up, method of their calculation, and changes in their components, have been derived from publicly available sources. The information reflects the policies of, and is subject to change by, S&P, NYSE Euronext, and MLPF&S, as described in this section and in the section “Additional Risk Factors” above. Eksportfinans and MLPF&S have not independently verified and make no representation as to the accuracy or completeness of such information. S&P, which owns the copyright and all other rights to the Index, has no obligation to continue to publish, and may discontinue publication of, the Index. None of Eksportfinans, the Calculation Agent and MLFP&S accepts any responsibility for the calculation, maintenance or publication of the Index or any successor Index.

The Select Sector Indices

The Index is one of the Select Sector Indices. The Select Sector Indices are sub–indices of the S&P 500® Index. Each stock in the S&P 500® Index is allocated to only one Select Sector Index, and the combined companies of the ten Select Sector Indices represent all of the companies in the S&P 500® Index. The industry indices are sub–categories within each Select Sector Index and represent a specific industry segment of the overall Select Sector Index. The ten Select Sector Indices seek to represent the S&P 500® Index sectors. The S&P 500® Index sectors, with the approximate percentage of the market capitalization of the S&P 500® Index included in each sector as of March 16, 2010 indicated in parentheses, are: Consumer Discretionary (10.0%); Consumer Staples (11.5%); Energy (11.2%); Financials (15.9%); Health Care (12.6%); Industrials (10.3%); Information Technology (18.9%); Materials (3.4%); Telecommunication Services (2.8%); and Utilities (3.5%). MLPF&S, acting as the Index Compilation Agent, determines the composition of the Select Sector Indices after consultation with S&P.

  Each Select Sector Index was developed and is maintained in accordance with the following criteria:

  Each of the component stocks in a Select Sector Index (the “Component Stocks”) is a constituent company of the S&P 500® Index.

  The ten Select Sector Indices together will include all of the companies represented in the S&P 500® Index and each of the stocks in the S&P 500® Index will be allocated to one and only one of the Select Sector Indices.

  The Index Compilation Agent assigns each constituent stock of the S&P 500® Index to a Select Sector Index. The Index Compilation Agent, after consultation with S&P, assigns a company’s stock to a particular Select Sector Index on the basis of that company’s sales and earnings composition and the sensitivity of the company’s stock price and business results to the common factors that affect other companies in each Select Sector Index.

  Each Select Sector Index is calculated by NYSE Euronext using a modified “market capitalization” methodology. This design ensures that each of the component stocks within a Select Sector Index is represented in a proportion consistent with its percentage with respect to the total market capitalization of that Select Sector Index. However, under certain conditions, the number of shares of a component stock within the Select Sector Index may be adjusted to conform to Internal Revenue Code requirements.

Each Select Sector Index is calculated using the same methodology utilized by S&P in calculating the S&P 500® Index, using a base–weighted aggregate methodology. The daily calculation of each Select Sector Index is computed by dividing the total market value of the companies in the Select Sector Index by a number called the index divisor.

The Index Compilation Agent at any time may determine that a Component Stock which has been assigned to one Select Sector Index has undergone such a transformation in the composition of its business, and should be removed from that Select Sector Index and assigned to a different Select Sector Index. In the event that the Index Compilation Agent notifies NYSE Euronext that a Component Stock’s Select Sector Index assignment should be changed, NYSE Euronext will disseminate notice of the change following its standard procedure for announcing index changes and will implement the change in the affected Select Sector Indexes on a date no less than one week after the initial dissemination of information on the sector change to the maximum extent practicable. It is not anticipated that Component Stocks will change sectors frequently.

Component Stocks removed from and added to the S&P 500® Index will be deleted from and added to the appropriate Select Sector Index on the same schedule used by S&P for additions and deletions from the S&P 500® Index insofar as practicable.

The Financial Select Sector Index

The Index (Index symbol: “IXM”) is a modified market capitalization-based index. The Index is intended to track the movements of companies that are components of the S&P 500® Index and, as of March 12, 2010, includes the shares of common stock of 79 companies from the following industries: diversified financial services, insurance, commercial banks, capital markets, real estate investment trusts (REITs), consumer finance, thrifts and mortgage finance, and real estate management and development. The Index, which serves as a benchmark for The Financial Select Sector SPDR Fund (Index fund symbol: “XLF”), was established with a value of 250.00 on June 30, 1998.

The following graph sets forth the monthly historical performance of the Index in the period from January 2005 through February 2010 This historical data on the Index is not necessarily indicative of the future performance of the Index or what the value of the Notes may be. Any historical upward or downward trend in the level of the Index during any period set forth below is not an indication that the Index is more or less likely to increase or decrease at any time over the term of the Notes. On March 12, 2010, the closing level of the Index was 154.87.

Before investing in the Notes, you should consult publicly available sources for the levels and trading pattern of the Index. The generally unsettled international environment and related uncertainties, including the risk of terrorism, may result in financial markets generally and the Index exhibiting greater volatility than in earlier periods.

The S&P 500® Index

“Standard & Poor’s®”, “Standard & Poor’s 500™”, “S&P 500®”, and “S&P®” are trademarks of S&P and have been licensed for use in this offering by our subsidiary, MLPF&S. The Notes are not sponsored, endorsed, sold, or promoted by S&P, and S&P makes no representation regarding the advisability of investing in the Notes.

The S&P 500® Index is intended to provide an indication of the pattern of common stock price movement. The calculation of the level of the S&P 500® Index is based on the relative value of the aggregate market value of the common stocks of 500 companies as of a particular time compared to the aggregate average market value of the common stocks of 500 similar companies during the base period of the years 1941 through 1943. As of March 1, 2010, 404 companies included in the S&P 500® Index traded on the New York Stock Exchange, and 96 companies included in the S&P 500® Index traded on The NASDAQ Stock Market. On March 1, 2010, the average market capitalization of the companies included in the S&P 500® Index was $20.12 billion. As of that date, the largest component of the S&P 500® Index had a market capitalization of $310.47 billion, and the smallest component of the S&P 500® Index had a market capitalization of $1.04 billion.

Standard & Poor’s chooses companies for inclusion in the S&P 500® Index with the aim of achieving a distribution by broad industry groupings that approximates the distribution of these groupings in the common stock population of its Stock Guide Database of over 10,000 companies, which Standard & Poor’s uses as an assumed model for the composition of the total market. Relevant criteria employed by Standard & Poor’s include the viability of the particular company, the extent to which that company represents the industry group to which it is assigned, the extent to which the market price of that company’s common stock generally is responsive to changes in the affairs of the respective industry, and the market value and trading activity of the common stock of that company. The ten main groups of companies comprising the S&P 500® Index are described above. Standard & Poor’s from time to time, in its sole discretion, may add companies to, or delete companies from, the S&P 500® Index to achieve the objectives stated above.

S&P calculates the S&P 500® Index by reference to the prices of the constituent stocks of the S&P 500® Index without taking account of the value of dividends paid on those stocks. As a result, the return on the Notes will not reflect the return you would realize if you actually owned the S&P 500® Index constituent stocks and received the dividends paid on those stocks.

Computation of the S&P 500® Index

While S&P currently employs the following methodology to calculate the S&P 500® Index, no assurance can be given that S&P will not modify or change this methodology in a manner that may affect the payment on the Notes.

Historically, the market value of any component stock of the S&P 500® Index was calculated as the product of the market price per share and the number of then outstanding shares of such component stock. In March 2005, S&P began shifting the S&P 500® Index halfway from a market capitalization weighted formula to a float–adjusted formula, before moving the S&P 500® Index to full float adjustment on September 16, 2005. S&P’s criteria for selecting stocks for the S&P 500® Index did not change with the shift to float adjustment. However, the adjustment affects each company’s weight in the S&P 500® Index.

Under float adjustment, the share counts used in calculating the S&P 500® Index reflect only those shares that are available to investors, not all of a company’s outstanding shares. S&P defines three groups of shareholders whose holdings are subject to float adjustment:

  holdings by other publicly traded corporations, venture capital firms, private equity firms, strategic partners, or leveraged buyout groups;

  holdings by government entities, including all levels of government in the U.S. or foreign countries; and

  holdings by current or former officers and directors of the company, founders of the company, or family trusts of officers, directors, or founders, as well as holdings of trusts, foundations, pension funds, employee stock ownership plans, or other investment vehicles associated with and controlled by the company.

However, treasury stock, stock options, restricted shares, equity participation units, warrants, preferred stock, convertible stock, and rights are not part of the float. In cases where holdings in a group exceed 10% of the outstanding shares of a company, the holdings of that group are excluded from the float-adjusted count of shares to be used in the index calculation. Mutual funds, investment advisory firms, pension funds, or foundations not associated with the company and investment funds in insurance companies, shares of a U.S. company traded in Canada as “exchangeable shares,” shares that trust beneficiaries may buy or sell without difficulty or significant additional expense beyond typical brokerage fees, and, if a company has multiple classes of stock outstanding, shares in an unlisted or non-traded class if such shares are convertible by shareholders without undue delay and cost, are also part of the float.

For each stock, an investable weight factor (IWF) is calculated by dividing the available float shares, defined as the total shares outstanding less shares held in one or more of the three groups listed above where the group holdings exceed 10% of the outstanding shares, by the total shares outstanding. The float–adjusted index is then calculated by dividing the sum of the IWF multiplied by both the price and the total shares outstanding for each stock by the index divisor. For companies with multiple classes of stock, S&P calculates the weighted average IWF for each stock using the proportion of the total company market capitalization of each share class as weights.

The S&P 500® Index is calculated using a base–weighted aggregate methodology. The value of the S&P 500® Index reflects the total market value of all 500 component stocks relative to the base period of the years 1941 through 1943. An indexed number is used to represent the results of this calculation in order to make the value easier to work with and track over time. The actual total market value of the component stocks during the base period of the years 1941 through 1943 has been set to an indexed value of 10. This is often indicated by the notation 1941–43 = 10. In practice, the daily calculation of the S&P 500® Index is computed by dividing the total market value of the component stocks by the “index divisor.” By itself, the index divisor is an arbitrary number. However, in the context of the calculation of the S&P 500® Index, it serves as a link to the original base period value of the S&P 500® Index. The index divisor keeps the S&P 500® Index comparable over time and is the manipulation point for all adjustments to the S&P 500® Index, which is index maintenance.

S&P 500® Index Maintenance

S&P 500® Index maintenance includes monitoring and completing the adjustments for company additions and deletions, share changes, stock splits, stock dividends, and stock price adjustments due to company restructuring or spinoffs. Some corporate actions, such as stock splits and stock dividends, require changes in the common shares outstanding and the stock prices of the companies in the S&P 500® Index, and do not require index divisor adjustments.

To prevent the value of the S&P 500® Index from changing due to corporate actions, corporate actions which affect the total market value of the S&P 500® Index require an index divisor adjustment. By adjusting the index divisor for the change in market value, the level of the S&P 500® Index remains constant and does not reflect the corporate actions of individual companies in the S&P 500® Index. S&P 500® Index divisor adjustments are made after the close of trading and after the calculation of the S&P 500® Index closing level.

Changes in a company’s shares outstanding of 5.00% or more due to mergers, acquisitions, public offerings, private placements, tender offers, Dutch auctions, or exchange offers are made as soon as reasonably possible. All other changes of 5.00% or more (due to, for example, company stock repurchases, redemptions, exercise of options, warrants, subscription rights, conversion of preferred stock, notes, debt, equity participation units, or other recapitalizations) are made weekly and are announced on Tuesdays for implementation after the close of trading on Wednesday. Changes of less than 5.00% are accumulated and made quarterly on the third Friday of March, June, September, and December, and are usually announced two days prior. Changes in IWFs of more than ten percentage points caused by corporate actions (such as merger and acquisition activity, restructurings, or spinoffs) will be made as soon as reasonably possible. Other changes in IWFs will be made annually, in September, when IWFs are reviewed.

License Agreement

Standard & Poor’s does not guarantee the accuracy and/or the completeness of the Index or any data included in the Index. Standard & Poor’s makes no warranty, express or implied, as to results to be obtained by the calculating agent, the holders of the Notes or any other person or entity from the use of the Index or any data included in the Index in connection with the rights licensed under the license agreement described in this terms supplement or for any other use. Standard & Poor’s makes no express or implied warranties and hereby expressly disclaims all warranties of merchantability or fitness for a particular purpose with respect to the Index or any data included in the Index. Without limiting any of the above information, in no event shall Standard & Poor’s have any liability for any special, punitive or consequential damages, including lost profits, even if notified of the possibility of these damages.

Standard & Poor’s and MLPF&S have entered into or, to the extent required, will enter into a non-exclusive license agreement for the license to MLPF&S, in exchange for a fee, of the right to use indices owned and published by Standard & Poor’s in connection with some securities, including the Notes. Eksportfinans is an authorized sublicense of MLPF&S. The license agreement between Standard & Poor’s and MLPF&S provides that the following language must be stated in this terms supplement:

“The Notes are not sponsored, endorsed, sold or promoted by S&P. S&P makes no representation or warranty, express or implied, to the holders of the Notes or any member of the public regarding the advisability of investing in securities generally or in the Notes particularly or the ability of the S&P 500® Index to track general stock market performance. S&P’s only relationship to MLPF&S (other than transactions entered into in the ordinary course of business) is the licensing of certain service marks and trade names of S&P and of the S&P 500® Index which is determined, composed and calculated by S&P without regard to Eksportfinans or the Notes. S&P has no obligation to take the needs of Eksportfinans or the holders of the Notes into consideration in determining, composing or calculating the S&P 500® Index. S&P is not responsible for and has not participated in the determination of the timing of the sale of the Notes, prices at which the Notes are to be initially sold, or quantities of the Notes to be issued or in the determination or calculation of the equation by which the Notes are to be converted into cash. S&P has no obligation or liability in connection with the administration, marketing or trading of the Notes.”

Summary Tax Consequences

You should consider the U.S. federal income tax consequences of an investment in the Notes, including the following:

  In the absence of statutory, judicial or administrative authorities that directly address the characterization or treatment of the Notes, we intend to treat the Notes as a single financial contract that is an "open transaction" for U.S. federal income tax purposes.
  Accordingly, you should not be required to accrue any income during the term of the Notes.

  Under this characterization, generally, any gain received on the sale, exchange or redemption, or at maturity, of the Notes will be treated as a capital gain while any loss will be treated as a capital loss. This capital gain or loss generally will be long-term capital gain or loss if you hold the notes for more than one year.

You should consult your tax adviser regarding the treatment of the Notes, including possible alternative characterizations.

Certain U.S. Federal Income Taxation Considerations

You should read the following discussion in conjunction with the discussion in the accompanying product supplement no. 6, prospectus supplement and the prospectus. The following discussion is based on the advice of Allen & Overy LLP and contains a general summary of the principal U.S. federal income tax consequences that may be relevant to the ownership of the Notes. The following summary is not complete and is qualified in its entirety by the discussion under the section entitled “Taxation in the United States” in the accompanying product supplement no. 6, the prospectus supplement and the prospectus, which you should carefully review prior to investing in the Notes.

General. The Notes should be treated as a single financial contract that is an “open transaction” for U.S. federal income tax purposes. Due to the absence of statutory, judicial or administrative authorities that directly address the characterization or treatment of the Notes or instruments that are similar to the Notes for U.S. federal income tax purposes, no assurance can be given that the Internal Revenue Service (the IRS) or the courts will agree with the characterization and tax treatment described herein. Accordingly, you are urged to consult your own tax advisors regarding all aspects of the U.S. federal tax consequences of an investment in the Notes (including alternative characterizations of the Notes) and with respect to any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction. Unless otherwise stated, the following discussion is based on the characterization and treatment of the Notes described above.

Tax Treatment Prior to Maturity. A U.S. Holder should not be required to recognize taxable income over the term of the Notes prior to maturity, other than pursuant to a sale, exchange, redemption or settlement as described below.

Sale, Exchange, Redemption or Settlement of the Notes. Upon a sale, exchange or redemption of the Notes, or upon settlement of the Notes at maturity, a U.S. Holder should generally recognize gain or loss equal to the difference between the amount realized on the sale, exchange, redemption or settlement and the U.S. Holder’s tax basis in the Notes sold, exchanged, redeemed or settled. A U.S. Holder’s tax basis in the Notes should equal the amount paid by the U.S. Holder to acquire the Notes. Any capital gain or loss recognized upon a sale, exchange, redemption or settlement of a Note should be long-term capital gain or loss if the U.S. Holder has held the Note for more than one year at such time.

Possible New Administrative Guidance and/or Legislation. From time to time, there may be legislative proposals or interpretive guidance addressing the tax treatment of financial instruments such as the Notes. We cannot predict the likelihood of any such legislation or guidance being adopted, or the ultimate impact on the Notes. For example, on December 7, 2007, the IRS released a notice stating that it and the Treasury Department (Treasury) are actively considering the proper U.S. federal income tax treatment of an instrument with terms similar to some of the Notes, including whether the holders should be required to accrue ordinary income on a current basis and whether gain or loss should be ordinary or capital, and they are seeking comments on the subject. It is not possible to determine what guidance they will ultimately issue, if any. It is possible, however, that under such guidance, holders of instruments having terms similar to some of the Notes will ultimately be required to accrue income currently and this could be applied on a retroactive basis. The IRS and Treasury are also considering other relevant issues, including whether foreign holders of such instruments should be subject to withholding tax on any deemed income accruals, and whether the special “constructive ownership rules” of Section 1260 of the Code might be applied to such instruments. Holders are urged to consult their tax advisors concerning the significance, and the potential impact, of the above considerations. Except to the extent otherwise provided by law, we intend to treat the Notes for U.S. federal income tax purposes in accordance with the treatment set forth in this section unless and until such time as the Treasury and IRS issue guidance providing that some other treatment is more appropriate.

You should review the “Taxation in the United States” section in the accompanying product supplement, the prospectus supplement and the prospectus for a further discussion of the U.S. federal income tax considerations and consult your own tax advisers as to the tax consequences of acquiring, holding and disposing of the Notes in your particular circumstances, including the application of state, local or other tax laws and the possible effects of changes on federal or other tax laws.

Additional Terms of the Notes

You should read this terms supplement, together with the documents listed below (collectively, the Note Prospectus), which together contain the terms of the Notes and supersede all prior or contemporaneous oral statements as well as any other written materials. You should carefully consider, among other things, the matters set forth under “Risk Factors” in the sections indicated on the cover of this terms supplement. The Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the Notes.

You may access the following documents on the SEC Website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC Website):

  Product supplement no. 6 dated February 23, 2010:
  http://www.sec.gov/Archives/edgar/data/700978/000089109210000684/e37836_424b2.htm

  Prospectus supplement and prospectus dated February 4, 2010:
  http://www.sec.gov/Archives/edgar/data/700978/000095012310008669/u08181fv3asr.htm

Our Central Index Key, or CIK, on the SEC Website is 700978.

We have filed a registration statement (including a product supplement, prospectus supplement, and a prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this terms supplement relates. Before you invest, you should read the product supplement, the prospectus supplement, and the prospectus in that registration statement, and the other documents relating to this offering that we have filed with the SEC for more complete information about us and this offering. You may get these documents without cost by visiting EDGAR on the SEC Website at www.sec.gov. Alternatively, we, any agent or any dealer participating in this offering, will arrange to send you the Note Prospectus if you so request by calling MLPF&S toll-free 1-866-500-5408.

Structured Investments Classification

MLPF&S classifies certain structured investments (the Structured Investments), including the Notes, into four categories, each with different investment characteristics. The description below is intended to briefly describe the four categories of Structured Investments offered: Principal Protection, Enhanced Income, Market Participation, and Enhanced Participation. A Structured Investment may, however, combine characteristics that are relevant to one or more of the other categories. As such, a category should not be relied upon as a description of any particular Structured Investment.

Principal Protection: Principal Protected Structured Investments offer full or partial principal protection against decreases in the value of the underlying market measure (or increases in the value of the underlying market measure for bearish Structured Investments) at maturity, while offering market exposure and the opportunity for a better return than may be available from comparable fixed income securities. Principal protection may not be achieved if the investment is sold prior to maturity.

Enhanced Income: Structured Investments offering enhanced income may offer an enhanced income stream through interim fixed or variable coupon payments. However, in exchange for receiving current income, investors may forfeit upside potential on the underlying asset. These investments generally do not include the principal protection feature.

Market Participation: Market Participation Structured Investments can offer investors exposure to specific market sectors, asset classes, and/or strategies that may not be readily available through traditional investment alternatives. Returns obtained from these investments are tied to the performance of the underlying asset. As such, subject to certain fees, the returns will generally reflect any increases or decreases in the value of such assets. These investments are not structured to include the principal protection feature.

Enhanced Participation: Enhanced Participation Structured Investments may offer investors the potential to receive better than market returns on the performance of the underlying asset. Some structures may offer leverage in exchange for a capped or limited upside potential and also in exchange for downside risk. These investments are not structured to include the principal protection feature.

The classification of Structured Investments is meant solely for informational purposes and is not intended to fully describe any particular Structured Investment nor guarantee any particular performance.

“Accelerated Return Notes®” and “ARNs®“ are registered service marks of Bank of America Corporation, the parent company of MLPF&S.